December 11, 2006

Elizabeth O'Connell, Chief Financial Officer
Churchill Ventures Ltd.
50 Revolutionary Road
Scarborough, NY 10510

> **Re:** **Churchill Ventures Ltd.**
> **Amended Registration Statement on Form S-1**
> **File No. 333-135741**
> **Filed November 7, 2006**

Dear Ms. O'Connell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to prior comment 11 of our letter dated October 27, 2006 regarding the calculation of the 80% test. Add clear disclosure throughout the prospectus and explain in greater detail how acquiring only a controlling interest (50% or more) would satisfy the 80% test as set forth in the Form S-1. We may have further comment.

2. Explain the statement on page 16 that if "these individuals fail to satisfy these obligations or assert that the obligations in question are not covered by such indemnification, the company would commence appropriate litigation if doing so would be in the best interests of its stockholders." Clarify the fiduciary

duty owed to shareholders and how this impacts the decision of whether to pursue such litigation.

Risk Factors, page 17

3. Explain the statement that there is no requirement that the analysis be a formal quantitative analysis or be presented to stockholders. Clarify if you are saying that in the absence of a fairness opinion, management is not required to provide the valuation it determined and how such valuation was calculated. Explain how shareholders will be able to determine whether the requirements set forth in this Form S-1 regarding the 80% valuation have been met when they are deciding how to vote on the proposed business combination. We may have further comment.

4. We reissue prior comment 5 from our letter dated October 27, 2006. Revise the disclosure in the risk factor regarding the indemnification agreement to clearly state those claims that are covered by the indemnification agreement and those claims that would not be subject to indemnification. Explain in greater detail the claims that would not be vendor claims and thus would not fall within the indemnification. In addition, we note that you indicate claims by a business that the company did not enter into an agreement with would not fall within the indemnification agreement. We note that the indemnification agreement refers to target businesses and does not appear to limit this to businesses with which the company has entered into an agreement. Please reconcile or advise. We may have further comment.

5. Explain section 4(c)(iii) of the Warrant Purchase Agreement, which seems to indicate that the warrant shares underlying the sponsor warrants are part of this registration statement. The warrants and the common stock underlying the warrants are not part of this registration statement. Please revise or advise.

6. We reissue prior comment 8 from our letter dated October 27, 2006. Please explain the statement that you expect most of your officers and directors to remain associated with the company following a business combination but that they do not intend to assume day to day management. If any members may assume day to day management, provide clear disclosure. Lastly, specifically name those individuals that intend to remain associated with the company following a business combination.

7. Update the disclosure in the risk factor relating to the numerous blank check companies seeking business combination opportunities. Add disclosure regarding those blank check companies that have dissolved or are in the process of dissolving.

Proposed Business, page 41

8.   We reissue prior comment 12 from our letter dated October 27, 2006. We note the statement that your existing shareholders and members of management have advised a number of their contacts that a pool of capital is being raised and that you intend to seek an acquisition after the consummation of this offering. Provide a more detailed discussion of this contact. Clarify the parties contacted and clearly state the communications between the parties. Clarify whether based upon such conversations, any of these parties have been searching for potential target businesses for the company. We may have further comment.

Shares Eligible for Future Sale, page 71

9.   We reissue prior comment 13 from our letter dated October 27, 2006. Please explain the basis for the statement that "none of those shares will be eligible for sale under Rule 144 prior to July 6, 2007" in light of the position stated in the Ken Worm letter that Rule 144 would not be available for these individuals because they are statutory underwriters.

Exhibits

10.   We reissue prior comment 16 from our letter dated October 27, 2006. We note that the legality opinion assumes "that when the Warrant Agreement is fully executed and delivered by the Warrant Agent, and if the Company performs its obligations owed under the Warrant Agreement to the Warrant Agent, that the Warrant Agent's obligations thereunder will be legal and binding obligations of the Warrant Agent." This would appear to be assuming away part of the legality opinion as it relates to the warrants. Please remove the assumption.

11.   Please provide an analysis as to why it is appropriate to have the choice of law disclosure in the legality opinion.

Other

12.   Please provide a current consent of the independent accountants in any amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Steven Brown, Esq.
        Fax: (212) 371-5500